2200 Bridge Parkway Suite #102

Redwood City, CA 94065

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jasper Therapeutics, Inc.
Registration Statement on Form S-1, filed on October 18, 2021
File No. 333-260306 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Jasper Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on October 26, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Samantha Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

Please call Samantha Eldredge of Paul Hastings LLP at (650) 320-1838 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

JASPER THERAPEUTICS, INC.

By:	/s/ Jeet Mahal
Name:	Jeet Mahal
Title:	Chief Financial Officer, Chief Business Officer and Corporate Secretary

cc:	Samantha Eldredge, Paul Hastings LLP